Exhibit 99.6

May 31, 2005

McTEAR CLAIM AGAINST IMPERIAL TOBACCO FAILS

Lord Nimmo Smith, sitting in the Court of Session in Edinburgh, today dismissed the McTear tobacco litigation claim against Imperial Tobacco, stating: “the Pursuer’s case fails on every issue”.

In response to the judgment, the Company said:

“We are pleased but not surprised at the judge’s decision to dismiss the McTear claim.

“We regret that we have had to defend ourselves against what we always believed to be a speculative claim, brought by a claimant who had been refused legal aid on four separate occasions.

“We have never lost or settled any tobacco litigation and will continue to defend ourselves robustly against any further speculative claims.”

Enquiries

Alex Parsons	Nicola Tate
Group Media Relations Manager	Investor Relations Manager
0117 933 7241	0117 933 7082

Simon Evans	John Nelson-Smith
Group Media Relations Executive	Investor Relations Manager
0117 933 7375	0117 933 7032

Notes to editors

Alfred McTear commenced the action against Imperial Tobacco in January 1993 in the Court of Session, Edinburgh. His wife Margaret McTear formally took over as the claimant in December 1993.

The trial began on October 7, 2003. Final submissions were completed on February 20, 2004.